SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35300016831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) informs its shareholders and the market in general, in continuation of the Notice to the Market disclosed on September 19, 2024, that the Company's Board of Directors unanimously elected, on September 24, 2024, Mr. Carlos Augusto Leone Piani to the position of Chief Executive Officer of Sabesp, replacing Mr. Andre Salcedo, in accordance with the provisions of the Company's Bylaws, institutional policies and applicable laws. The Chief Executive Officer hereby elected will take office on October 1, 2024, at which time Mr. Andre Salcedo will leave office.

The natural transition of leadership occurs after the conclusion of the Company's privatization process. Mr. Andre Salcedo led Sabesp for a year and nine months, preparing it to compete in the market in a more efficient, structured and modern way. He worked side by side with the Government of the State of São Paulo to build the entire legal and regulatory framework that had as its main objective the achievement of the goals of universalization of basic sanitation, with concrete results for society and the environment.

“Leading the privatization process of Sabesp was extremely challenging, but above all, rewarding for the result we were able to deliver. Today, Sabesp is, without a doubt, one of the companies with the greatest growth potential in Brazil, the result of the combination of a historical legacy of great success in sanitation. I would like to thank all of my colleagues, collaborators and employees who embraced this cause and contributed to the company we have built so far. I am handing over the leadership of Sabesp to Carlos Augusto Leone Piani, a recognized professional who, together with the team of top technicians, will continue to elevate Sabesp to one of the best sanitation companies in Brazil and the world”, stated Mr. Andre Salcedo, current CEO of Sabesp.

“The Company and the Board of Directors recognize the valuable services provided by Mr. Andre Salcedo during his term of office and thank him and the other directors for successfully leading the privatization process of Sabesp. It was a management marked by important advances for the Company, with concrete financial results, and also greater encouragement for diversity and the presence of women in senior leadership positions within the Company”, stated Ms. Karla Bertocco, Chairwoman of the Board of Directors of Sabesp.

“We will continue the process of modernizing the company, initiated by Andre Salcedo, accelerating synergies, generating more value for shareholders and ensuring the delivery of the goals set forth in the contracts, with the mission of ensuring that the results presented are even more consistent. I appreciate the Board of Directors’ trust and with their support we will continue to lead the industry, with transparency and a high level of governance”, stated Mr. Carlos Piani, Sabesp’s next CEO.

Mr. Carlos Piani has over 20 years of experience in investments, mergers and acquisitions and has held several executive positions. He served as president of HPX Corp, the first SPAC dedicated to the Brazilian market (2020-2023). He is currently a member of the board of directors of Hapvida Participações e Investimentos and Modular Data Centers. Previously, the executive was president of the Board of Directors of Equatorial Energia and a member of the Board of Directors of Vibra Energia. Additionally, the executive was global head of the strategic initiatives and mergers and acquisitions team and president of the Canadian division of Kraft Heinz (2019) and President of Kraft Heinz Canada (2015-2018). He also served as President of PDG Realty (2012-2015) and was a partner and co-head of the Private Equity area at Vinci Partners (2010-2015). He served as President and CFO of Equatorial Energia and its subsidiaries (2004-2010) and as a mergers and acquisitions analyst and partner in the Illiquid Proprietary Investments area at Banco Pactual (1998-2004). Mr. Carlos Piani holds a degree in Business Administration from IBMEC/RJ and in Data Processing from PUC-Rio. He also holds the CFA Charterholder title from the CFA Institute and completed the Owners and President Management (OPM) Program at Harvard Business School.

São Paulo, September 25, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: September 25, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.